UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, OR
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Procter & Gamble Commercial Company Employees' Savings Plan, 355 Tetuan Street, Old San Juan, P.O. Box 363187, San Juan, Puerto Rico 00936-3187.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA


Exhibits:

23    Consent of Deloitte & Touche LLP


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employee Benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       THE PROCTER & GAMBLE COMMERCIAL
                                       COMPANY EMPLOYEES' SAVINGS PLAN


DATE:  June 29, 2006
                                       /S/THOMAS J. MESS
                                       --------------------------------
                                       Thomas J. Mess
                                       Secretary for Trustees

      THE PROCTER & GAMBLE
      COMMERCIAL COMPANY
      EMPLOYEES' SAVINGS PLAN

      Financial Statements as of and for the
      Years Ended December 31, 2005 and 2004,
      and Supplemental Schedules as of and for the Year Ended December 31, 2005, and Report of
      Independent Registered Public Accounting Firm

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                     1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     as of December 31, 2005 and 2004                                       2

   Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2005 and 2004                         3

   Notes to Financial Statements                                           4-7

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets
     (Held at End of Year) as of December 31, 2005                          8

   Form 5500, Schedule H, Part IV, Line 4j- Schedule of
     Reportable Transactions for the Year Ended December 31, 2005           9


All others schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Retirement Committee of
  The Procter & Gamble Commercial Company
  Employees' Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Commercial Company Employees' Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto Rico
June 26, 2006


Stamp No.
affixed to original.


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------

                                                      2005           2004
ASSETS:

  Participant-directed invesments                 $ 6,072,150    $ 5,255,107
  Non participant-directed investments              7,888,947      6,941,775
                                                  -----------    -----------
     Total investments                             13,961,097     12,196,882
                                                  -----------    -----------
LIABILITIES -- Excess contribution to be
   recognized next year                               125,237         95,866
                                                  -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS                 $13,835,860    $12,101,016
                                                  ===========    ===========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


                                                          2005          2004
ADDITIONS:
   Contributions:
      Participants                                    $   976,573   $   983,184
      Employer                                            174,188       298,154
                                                      -----------   -----------
           Total contributions                          1,150,761     1,281,338
                                                      -----------   -----------
   Investment income:
      Net appreciation in fair value of investments       639,751       861,440
      Dividends                                           227,582       303,394
      Interest                                             13,733         5,334
                                                      -----------   -----------
           Total investment income                        881,066     1,170,168
                                                      -----------   -----------
           Total additions                              2,031,827     2,451,506
                                                      -----------   -----------
DEDUCTIONS--Benefits paid to participants                 296,983       467,680
                                                      -----------   -----------
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS           1,734,844     1,983,826

NET ASSETS AVAILABLE FOR BENEFITS:

  Beginning of year                                    12,101,016    10,117,190
                                                      -----------   -----------
  End of year                                         $13,835,860   $12,101,016
                                                      ===========   ===========

See notes to financial statements.

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following description of The Procter & Gamble Commercial Company (the "Company") Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         a. GENERAL--The Plan is a defined contribution plan covering all full-time employees of the Company and two affiliated companies, Olay Company, Inc. and Procter & Gamble Pharmaceuticals Puerto Rico, Inc. (collectively, the "Companies") who are residents of Puerto Rico, have completed one year of service and are age twenty-one or older. The Plan was established effective November 1, 1993 and is sponsored by the Companies. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         b. CONTRIBUTIONS--Each year, participants may contribute up to 10 percent of pretax annual compensation, as defined in the Plan, not exceeding the maximum deferral amount specified by Puerto Rico law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds and a fund, which invests in common stock of The Procter & Gamble Company, as investment options for participants. The Companies contribute 40 percent of the first 5 percent of base compensation that a participant contributes to the Plan. The matching Companies' contributions are invested directly in The Procter & Gamble Company common stock. Contributions are subject to certain limitations.

         c. PARTICIPANT ACCOUNTS--Each participant's account is credited with the participant's contribution and allocations of (A) the Companies' contributions and, (B) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         d. VESTING--Participants are vested immediately in their contributions plus actual earnings thereon. The Companies' contributions portion of their accounts plus actual earnings thereon is 100 percent vested upon the occurrence of any of the following events: completion of three years of credited service; attaining age 65; total disability while employed by the Companies or death while employed by the Companies.

         e. PAYMENT OF BENEFITS--Upon termination of service, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

         f.  LOANS TO PARTICIPANTS--Loans to participants are not permitted.

         g. FORFEITED ACCOUNTS--At December31, 2005 and 2004, forfeited nonvested accounts totaled approximately $94,000 and $189,000, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2005, employer contributions were reduced by $94,142 from forfeited nonvested accounts.

         h. STOCK SPLIT--In March 2004, The Procter & Gamble Company's Board of Directors approved a two-for-one stock split effective for common and preferred shareholders of record as of May 21, 2004. Share data in Note 3 has been restated to reflect the stock split for all periods presented.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a. BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      b. USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the participant account balances and the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

           The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      c. INVESTMENTS VALUATION AND INCOME RECOGNITION--The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The Plan's investment in The Procter & Gamble Company and the J.M. Smucker Company common stock is valued at the closing price on an established security exchange.

           Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

           Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation, or an increase in net depreciation in the fair market value of such investments.

      d.   PAYMENT OF BENEFITS--Benefits are recorded when paid.

      e. PLAN EXPENSES--All expenses incurred in administering the Plan may be paid out of the invested assets unless paid by the Company.

      f. EXCESS CONTRIBUTIONS PAYABLE -- The Plan is required to return contributions received during the plan year in excess of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC") limits.

3.    INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits, are as follows:

                                                                    2005         2004
      The Procter & Gamble Company common stock -
        136,298.33 and 126,030.77 shares, respectively           $7,888,947   $6,941,775
      ACI Equity Index Institutional Fund - 405,248.19 units                   1,959,654
      Oakmark Equity and Income Fund - 66,237.47
        and 59,851.24 units, respectively                         1,654,612    1,408,365
      Royce Low Price Stock Fund - 63,205.19                        981,577      879,174
        and 57,284.09 units, respectively
      Barclays Global Investor Fund S&P 500 - 14,898.21 units     2,235,773

      During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                               2005         2004

      Common stock                         $  378,375   $  590,184
      Common collective trust fund            102,368
      Mutual funds                            159,008      271,256
                                           ----------   ----------
      Total                                $  639,751   $  861,440
                                           ==========   ==========

4.    NONPARTICIPANT-DIRECTED INVESTMENT

      Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment (the common stock of The Procter & Gamble Company) is as follows:

                                                                            2005              2004

      Net assets at December 31                                         $ 7,888,947       $ 6,941,775
                                                                        ===========       ===========
      Changes in net assets for the years ended December 31, 2005 and 2004:
           Contributions                                                $   700,207       $   658,958
           Net appreciation in fair value of investment                     380,835           580,526
           Dividends                                                        140,265           114,387
           Benefits paid to participants                                   (157,473)         (130,204)
           Net transfers to participant directed investments               (114,229)          174,994
           Other disbursements                                               (2,433)          (49,800)
                                                                        -----------       -----------
      Net increase in net assets                                        $   947,172       $ 1,348,861
                                                                        ===========       ===========

      The Procter & Gamble Company common stock-beginning of year         6,941,775         5,592,914

     The Procter & Gamble Company common stock-end of year              $ 7,888,947       $ 6,941,775
                                                                        ===========       ===========

5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by J.P. Morgan and an interest bearing deposit with J.P. Morgan Chase Bank, the trustee as defined by the Plan. J.P. Morgan Retirement Plan Services performs record keeping and administrative services for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

      At December 31, 2005 and 2004, the Plan held 136,298.33 and 126,030.77 units, respectively, of common stock of The Procter & Gamble Company, the sponsoring employer, with a cost basis of $6,020,375 and $5,379,831, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $140,065 and $114,387, respectively.

6.    PLAN TERMINATION

      Although they have not expressed any intention to do so, the Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

7.    INCOME TAXES

      The Plan is exempt from Puerto Rico income taxes under the provisions of the PRIRC, as amended. The Plan is not qualified under Section 401(a) of the Internal Revenue Code, but it is exempt from United States taxation under Section 1022 of the Employee Retirement Income Security Act of 1974. The Plan is required to operate in conformity with the PRIRC to maintain its qualification.

      The Plan participants are not taxed on the income and contributions made to their accounts until such time as the participant or the participant's beneficiary receives distributions from the Plan.


                                   * * * * * *

THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005
----------------------------------------------------------------------------------------------------------------------

                                                           DESCRIPTION OF
IDENTITY OF ISSUE                                             INVESTMENT                 COST             FAIR VALUE

The Procter & Gamble Company                         *     Common stock                 $ 6,020,375      $  7,888,947

The J.M. Smucker Company                                   Common stock                   **                   36,120

Oakmark Equity & Income Fund                               Mutual fund                    **                1,654,612

Royce  Low Price Stock Fund                                Mutual fund                    **                  981,577

J.P. Morgan Prime Money Market
   Institutional Fund                                *     Mutual fund                    **                  443,451

PIMCO Total Return Fund                                    Mutual fund                    **                  369,023

Fidelity Diversified International Fund                    Mutual fund                    **                  337,405

Barclays Global Investment S&P 500 Fund                    Common collective
                                                           trust fund                     **                2,235,773

J.P. Morgan Chase Bank                               *     Deposit                        **                   14,189
                                                                                                         ------------

Total                                                                                                    $ 13,961,097
                                                                                                         ============

*  Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore is not included.

SCHEDULE II


THE PROCTER & GAMBLE COMMERCIAL
COMPANY EMPLOYEES' SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j-
SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005
-------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS-None.

SERIES OF TRANSACTIONS:
                                                                                                 Current
                                                                                                 Value of
                                                                                                 Asset on           Net
                            Number of     Number of     Purchase       Sales       Cost of     Transaction         Gain
Description of Asset        Purchases       Sales        Amount        Amount       Asset          Date           on Sale

The Procter & Gamble
 Company-common stock           4             2         $922,799      $502,772     $428,566      $502,772        $ 74,205
